Exhibit 99.1

Intec Pharma Ltd.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on October 18, 2016

Notice is hereby given that the special general meeting of shareholders of Intec Pharma Ltd. (the “Company”), will be held at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., One Azrieli Center, round building, Tel Aviv 6701101, Israel on October 18, 2016, at 4:00 p.m. Israel time (the telephone number at that address is +972-3-607-4444), or at any adjournments thereof (the “Meeting”), for the following purpose:

1.	To approve the increase of the Company’s registered share capital by additional 14,000,000 ordinary shares of the Company, with no par value, such that following the increase, the Company’s registered share capital will consist of 30,000,000 ordinary shares of the Company, with no par value.

The approval of the Proposal requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares, no par value (the “Shares”) present, in person or by proxy, and voting.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of Shares at the close of business on September 26, 2016 (the “Record Date”), are entitled to receive notice of, and to vote at, the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, shareholders who will not attend the Meeting in person may vote with respect to the Proposal by means of a proxy card and are obliged to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than four (4) hours prior to the Meeting (i.e., 12:00 p.m. (Israel time) on October 18, 2016).

A form of proxy card is enclosed with the proxy statement and was also furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov. A Hebrew version of the proxy card, in accordance with regulations promulgated under the Israeli Companies Law, 5759-1999, is filed with the Israeli Securities Authority and Tel Aviv Stock Exchange Ltd. (the “TASE”) and is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

All Shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies.

Shareholders wishing to express their position on the agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Nir Sassi, at 12 Hartom Street, Har Hotzvim, Jerusalem 9777512, Israel, upon prior notice and during regular working hours (telephone number: +972-2-586-4657). Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than October 9, 2016. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least twenty-five percent (25%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Tuesday, October 25, 2016, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Mr. Nir Sassi (tel: +972-2-586-4657).

By Order of the Board of Directors,

Dr. John W. Kozarich
Chairman of the Board of Directors

Tel-Aviv, Israel

September 22, 2016

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INTEC PHARMA LTD.

12 Hartom Street, Har Hotzvim,

Jerusalem 9777512

Israel

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON October 18, 2016

This Proxy Statement is furnished to the holders of ordinary shares, no par value per share (the “Ordinary Shares” or “Shares”), of Intec Pharma Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the special general meeting of shareholders (the “Meeting”), to be held on Tuesday, October 18, 2016, at 4:00 p.m. Israel time at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., One Azrieli Center, round building, Tel Aviv 6701101, Israel, or at any adjournments thereof.

It is proposed at the Meeting to adopt the following proposal:

1.	To approve the increase of the Company’s registered share capital by additional 14,000,000 ordinary shares of the Company, with no par value, such that following the increase, the Company’s registered share capital will consist of 30,000,000 ordinary shares of the Company, with no par value.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on September 26, 2016 (the “Record Date”), shall be entitled to receive notice of, and to vote at, the Meeting. At the close of business on September 21, 2016, the Company had outstanding 11,448,191 Ordinary Shares.

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. A Hebrew version of the proxy card, in accordance with regulations promulgated under the Israeli Companies Law, 5759-1999 (the “Companies Law”), is filed with the Israeli Securities Authority and Tel Aviv Stock Exchange Ltd. (the “TASE”) and is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il.

If your Shares are held in “street name” (meaning in the name of a bank, broker or other record holder), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. In order for these shares to be counted, a duly executed proxy must be received by the Company’s Transfer Agent or by the Company, at its registered offices, c/o Mr. Nir Sassi, at 12 Hartom Street Har Hotzvim, Jerusalem 9777512, Israel, no later than 4 hours prior to the Meeting, that is on or before October 18, 2016, at 12:00 p.m., Israel time. Shares represented by proxy received after such time may not be counted. Any such proxy may be revoked by such holders at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Mr. Nir Sassi; or (ii) attending the Meeting and voting in person.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy.

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A shareholder, whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Expenses and Solicitation

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Nir Sassi, at 12 Hartom Street Har Hotzvim, Jerusalem 9777512, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than October 9, 2016.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about September 29, 2016. This proxy statement and the accompanying proxy card are also available to the public through one the following websites http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least twenty-five percent (25%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Tuesday, October 25, 2016, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The approval of the Proposal requires the affirmative vote of the Company’s shareholders holding at least a majority of the Shares present, in person or by proxy, and voting on the matter.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL.

The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

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PROPOSAL NO. 1

ELECTION OF EXTERNAL DIRECTORS

At the Meeting, shareholders will be asked to approve the increase of the Company’s registered share capital by additional 14,000,000 ordinary shares of the Company, with no par value, such that following the increase, the Company’s registered share capital will consist of 30,000,000 ordinary shares of the Company, with no par value, and to amend Section 5.1 of the Company’s articles of association accordingly to read as follows:

“The authorized share capital of the Company is comprised of 30,000,000 ordinary shares, no par value (the “Ordinary Shares”).”

If the increase is approved, the Board would then have the power, without further shareholder approval (except to the extent that such approval may be required by law, stock exchange rules or other regulations), to issue additional authorized shares for at such times and in such amounts as the Board in its discretion may determine.

This increase in registered share capital would allow the Company to meet its future business and financial needs as they may arise.

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OTHER BUSINESS

The Company knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Dr. John W. Kozarich
Chairman of the Board of Directors

September 22, 2016

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